UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                                    CASTELLE
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                                (Name of Issuer)


                           Common Stock, no par value


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                         (Title of Class of Securities)


                                    147905103

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                                 (CUSIP Number)

                            Sarah C. Cunningham, Esq.
                             Covington & Burling LLP
                          One Front Street, 35th Floor
                             San Francisco, CA 94111
                            Telephone: (415) 591-7057
                            Facsimile: (415) 955-6551
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 18, 2006
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





CUSIP No.         147905103
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                1. Names of Reporting Persons.
                   I.R.S. Identification Nos. of above persons (entities only).


                   Daniel Zeff
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                2. Check the Appropriate Box if a Member of a Group (See
                   Instructions)

                   (a) [X]

                   (b) [ ]
--------------------------------------------------------------------------------

                3. SEC Use Only
--------------------------------------------------------------------------------

                4. Source of Funds (See Instructions) N/A
--------------------------------------------------------------------------------

                5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                   to Items 2(d) or 2(e) [ ].

--------------------------------------------------------------------------------

                6. Citizenship or Place of Organization    United States
--------------------------------------------------------------------------------

Number of        7. Sole Voting Power           1,007,021
Shares          ----------------------------------------------------------------
Beneficially
Owned by         8. Shared Voting Power         None
Each            ----------------------------------------------------------------
Reporting
Person With      9. Sole Dispositive Power      1,007,021
                ----------------------------------------------------------------

                10. Shared Dispositive Power    None
                ----------------------------------------------------------------

               11. Aggregate Amount Beneficially Owned by
                   Each Reporting Person        1,007,021
--------------------------------------------------------------------------------

               12. Check if the Aggregate Amount in Row (11)
                   Excludes Certain Shares (See Instructions)     [  ]

--------------------------------------------------------------------------------

               13. Percent of Class Represented by Amount in Row (11)    25.0%

--------------------------------------------------------------------------------

               14. Type of Reporting Person (See Instructions)
                   IN

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


CUSIP No.         147905103
--------------------------------------------------------------------------------

                1. Names of Reporting Persons.
                   I.R.S. Identification Nos. of above persons (entities only).


                   Spectrum Galaxy Fund Ltd.
--------------------------------------------------------------------------------

                2. Check the Appropriate Box if a Member of a Group (See
                   Instructions)

                   (a) [X]

                   (b) [ ]
--------------------------------------------------------------------------------

                3. SEC Use Only
--------------------------------------------------------------------------------

                4. Source of Funds (See Instructions) WC
--------------------------------------------------------------------------------

                5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                   to Items 2(d) or 2(e) [ ].

--------------------------------------------------------------------------------

                6. Citizenship or Place of Organization   British Virgin Islands
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Number of        7. Sole Voting Power           467,765
Shares          ----------------------------------------------------------------
Beneficially
Owned by         8. Shared Voting Power         None
Each            ----------------------------------------------------------------
Reporting
Person With      9. Sole Dispositive Power      467,765
                ----------------------------------------------------------------

                10. Shared Dispositive Power    None
                ----------------------------------------------------------------

               11. Aggregate Amount Beneficially Owned by
                   Each Reporting Person        467,765
--------------------------------------------------------------------------------

               12. Check if the Aggregate Amount in Row (11)
                   Excludes Certain Shares (See Instructions)     [  ]

--------------------------------------------------------------------------------

               13. Percent of Class Represented by Amount in Row (11)   11.6%

--------------------------------------------------------------------------------

               14. Type of Reporting Person (See Instructions)
                   CO

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



CUSIP No.         147905103
--------------------------------------------------------------------------------

                1. Names of Reporting Persons.
                   I.R.S. Identification Nos. of above persons (entities only).


                   Zeff Capital Partners I, L.P.
--------------------------------------------------------------------------------

                2. Check the Appropriate Box if a Member of a Group (See
                   Instructions)

                   (a) [X]

                   (b) [ ]
--------------------------------------------------------------------------------

                3. SEC Use Only
--------------------------------------------------------------------------------

                4. Source of Funds (See Instructions) WC
--------------------------------------------------------------------------------

                5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                   to Items 2(d) or 2(e) [ ].

--------------------------------------------------------------------------------

                6. Citizenship or Place of Organization   Delaware
--------------------------------------------------------------------------------

Number of        7. Sole Voting Power           539,256
Shares          ----------------------------------------------------------------
Beneficially
Owned by         8. Shared Voting Power         None
Each            ----------------------------------------------------------------
Reporting
Person With      9. Sole Dispositive Power      539,256
                ----------------------------------------------------------------

                10. Shared Dispositive Power    None
                ----------------------------------------------------------------

               11. Aggregate Amount Beneficially Owned by
                   Each Reporting Person        539,256
--------------------------------------------------------------------------------

               12. Check if the Aggregate Amount in Row (11)
                   Excludes Certain Shares (See Instructions)     [  ]

--------------------------------------------------------------------------------

               13. Percent of Class Represented by Amount in Row (11)   13.4%

--------------------------------------------------------------------------------

               14. Type of Reporting Person (See Instructions)
                   PN

--------------------------------------------------------------------------------

CUSIP No.         147905103
--------------------------------------------------------------------------------

                1. Names of Reporting Persons.
                   I.R.S. Identification Nos. of above persons (entities only).


                   Zeff Holding Company, LLC
--------------------------------------------------------------------------------

                2. Check the Appropriate Box if a Member of a Group (See
                   Instructions)

                   (a) [X]

                   (b) [ ]
--------------------------------------------------------------------------------

                3. SEC Use Only
--------------------------------------------------------------------------------

                4. Source of Funds (See Instructions)  N/A
--------------------------------------------------------------------------------

                5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                   to Items 2(d) or 2(e) [ ].

--------------------------------------------------------------------------------

                6. Citizenship or Place of Organization   Delaware
--------------------------------------------------------------------------------

Number of        7. Sole Voting Power           539,256
Shares          ----------------------------------------------------------------
Beneficially
Owned by         8. Shared Voting Power         None
Each            ----------------------------------------------------------------
Reporting
Person With      9. Sole Dispositive Power      539,256
                ----------------------------------------------------------------

                10. Shared Dispositive Power    None
                ----------------------------------------------------------------

               11. Aggregate Amount Beneficially Owned by
                   Each Reporting Person        539,256
--------------------------------------------------------------------------------

               12. Check if the Aggregate Amount in Row (11)
                   Excludes Certain Shares (See Instructions)     [  ]

--------------------------------------------------------------------------------

               13. Percent of Class Represented by Amount in Row (11)   13.4%

--------------------------------------------------------------------------------

               14. Type of Reporting Person (See Instructions)
                   OO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

         This Amendment No. 3 amends and supplements that statement on Schedule 13D originally filed with the Securities and Exchange Commission on July 11, 2005 (the "Original Filing"), as amended on August 7, 2006 (the "First Amended Filing") and September 21, 2006 (the "Second Amended Filing"), by Zeff Holding Company, LLC, a Delaware limited liability company ("Holding"), Zeff Capital Partners, I, L.P. , a Delaware limited partnership ("Capital"), Spectrum Galaxy Fund Ltd., a company incorporated in the British Virgin Islands ("Spectrum") and Daniel Zeff, an individual ("Zeff") (Holding, Capital, Spectrum and Zeff are hereinafter collectively referred to as the "Reporting Persons") related to the common stock (the "Common Stock") of Castelle (the "Company"), a California corporation.

Item 4.        Purpose of Transaction

          The Reporting Persons plan to nominate a person for election as a director of the Company at the next annual meeting of the shareholders and to cumulate votes in connection with the election. Pursuant to the Bylaws of the Company, the Reporting Persons have submitted a notice to the Secretary of the Company setting forth the information required for such a notice. The notice is attached hereto as Exhibit 2.

Item 7.        Material to be Filed as Exhibits.

         Exhibit 1: Joint Filing Agreement, dated as of December 18, 2006, by and among the Reporting Persons.

         Exhibit 2: Notice of Intent to Nominate Director, dated as of December 18, 2006.

                                   SIGNATURES

After reasonable inquiry and to the best of their knowledge and behalf, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 18, 2006



                                          /s/ Daniel Zeff
                                       --------------------------
                                              Daniel Zeff


                                       ZEFF HOLDING COMPANY, LLC

                                       By: /s/ Daniel Zeff
                                       --------------------------
                                       Name:     Daniel Zeff
                                           Title: Manager


                                       ZEFF CAPITAL PARTNERS I, L.P.
                                       By: Zeff Holding Company, LLC,
                                       as general partner

                                       By: /s/ Daniel Zeff
                                       --------------------------
                                        Name: Daniel Zeff
                                           Title: Manager


                                       SPECTRUM GALAXY FUND LTD.

                                       By: /s/ Dion R. Friedland
                                       --------------------------
                                       Name: Dion R. Friedland
                                       Title: Director

                                                           Exhibit 1


                             Joint Filing Agreement


         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including this Amendment No. 3 thereto) with respect to the Common Stock of Castelle, and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.


         In witness hereof, the undersigned hereby executed this Agreement this 18 day of December, 2006.




                                          /s/ Daniel Zeff
                                       --------------------------
                                              Daniel Zeff


                                       ZEFF HOLDING COMPANY, LLC

                                       By: /s/ Daniel Zeff
                                       --------------------------
                                       Name:     Daniel Zeff
                                           Title: Manager


                                       ZEFF CAPITAL PARTNERS I, L.P.
                                       By: Zeff Holding Company, LLC,
                                       as general partner

                                       By: /s/ Daniel Zeff
                                       --------------------------
                                        Name: Daniel Zeff
                                           Title: Manager


                                       SPECTRUM GALAXY FUND LTD.

                                       By: /s/ Dion R. Friedland
                                       --------------------------
                                       Name: Dion R. Friedland
                                       Title: Director

                                                                   Exhibit 2


                      Notice of Intent to Nominate Director




December 18, 2006



Paul Cheng
Secretary
Castelle
855 Jarvis Drive, Suite 100
Morgan Hill, CA  95037


Dear Mr. Cheng,



         This letter serves as notice of Zeff Capital Partners L.P.'s intent to nominate Andrew Dailey for election as a director of Castelle at the next annual meeting of the shareholders and to cumulate its votes in the election. As a former industry analyst, executive and advisor to technology companies and Fortune 500 CIOs, Mr. Dailey would add valuable industry insights and relationships to Castelle's Board of Directors.

         Zeff Capital Partners I, L.P., a Delaware limited partnership ("Capital") will nominate Mr. Dailey to the Board of Directors on behalf of Daniel Zeff, an individual ("Zeff"), who beneficially owns the shares of Castelle held by Capital. The address of the principal business and principal office of each of Capital and Zeff is 50 California Street, Suite 1500, San Francisco, California 94111.

         Capital beneficially owns 539,256 shares of common stock of Castelle ("Common Stock"). Zeff beneficially owns 1,007,021 shares of Common Stock, comprising 539,256 shares of Common Stock held by Capital (Zeff is the sole manager of Capital's general partner) and 467,765 shares of Common Stock held by Spectrum Galaxy Fund Ltd., a company incorporated in the British Virgin Islands ("Spectrum") (Mr. Zeff provides discretionary investment management services to Zeff Capital Offshore Fund, a class of shares of Spectrum).

         None of Capital, Spectrum nor Zeff have any material interest in proposing Mr. Dailey to the Board of Directors of Castelle.

         Capital and Zeff have no arrangements or understandings with Mr. Dailey or any other persons pursuant to which the nomination is to be made.

         The following additional information regarding Mr. Dailey would be required to be included in a proxy statement filed in accordance with the proxy rules of the SEC had the nominee been nominated by the Board of Directors of
Castelle:



--------------------------------------- ---------------------------------------------------------------------
Legal Proceedings                       Mr. Dailey is not a party adverse to Castelle or its subsidiaries in any material proceedings, nor does Mr. Dailey have a material interest adverse to Castelle or its subsidiaries.
--------------------------------------- ---------------------------------------------------------------------
Identification                          Mr. Dailey is 37 years old.  He does not hold any positions or offices with Castelle.
--------------------------------------- ---------------------------------------------------------------------
Family Relationships                    Mr. Dailey does not have any family relationships with any directors or executive officers of Castelle.
--------------------------------------- ---------------------------------------------------------------------
Business Experience                     From 2001-2002, Mr. Dailey was head of US research for Hagstromer &
                                        Qviberg, a Scandinavian investment bank. In 2002, he joined
                                        Jetstream Group, a technology management consulting firm assisting
                                        Fortune 500 companies with sourcing software, services and offshoring. In 2004, Mr. Dailey became a partner at Headlands
                                        Advisors, a strategic investment and advisory firm focused on the technology sector.  He was a Founder of Arborex, a supply chain management software company, and served as a director of
                                        ezlogin.com (sold to 724 Solutions). Mr. Dailey is currently self-employed.  None of Mr. Dailey's listed former employers is a parent, affiliate or subsidiary of Castelle.

                                        Mr. Dailey has not held any
                                        directorships with registered companies
                                        or registered investment companies.
--------------------------------------- ---------------------------------------------------------------------
Involvement in Legal Proceedings        Mr. Dailey has not been involved in any legal proceedings within the past five years that are material to an evaluation of the ability or integrity of Mr. Dailey to become a director of Castelle.
--------------------------------------- ---------------------------------------------------------------------
Transactions with Management and        Mr. Dailey was a party to no transactions involving Castelle since
Others                                  the beginning of Castelle's last fiscal year, in which the amount involved exceeded $60,000.
--------------------------------------- ---------------------------------------------------------------------
Indebtedness of Management              Mr. Dailey has not been indebted to Castelle at any time since the beginning of Castelle's last fiscal year, in an amount in excess of
                                        $60,000.
--------------------------------------- ---------------------------------------------------------------------
Certain Business Relationships          Mr. Dailey has not been involved in certain business relationships involving Castelle (as described in Item 404(b) of Regulation
                                        S-K.")
--------------------------------------- ---------------------------------------------------------------------


   Mr. Dailey's consent to serve as a director of Castelle is attached to this notice letter as Exhibit A.







   Please promptly confirm in writing that Castelle deems this notice sufficient to nominate Mr. Dailey for election at the next annual meeting.



                                          Sincerely,



                                                 /s/ Daniel Zeff
                                              --------------------------
                                                     Daniel Zeff


                                              ZEFF CAPITAL PARTNERS I, L.P.
                                              By: Zeff Holding Company, LLC,
                                              as general partner

                                              By: /s/ Daniel Zeff
                                              --------------------------
                                               Name: Daniel Zeff

                                                                    Exhibit A

                          Consent to Serve as Director


         I, Andrew Dailey, do hereby confirm that if I am elected as a director of Castelle, a California corporation, I will serve as a director to said corporation.

         It witness hereof, the undersigned hereby executed this consent this _ 15__ day of December, 2006.


                                          /s/ Andrew Dailey
                                          -----------------------------------
                                          Andrew Dailey

                                          14 Vista Real
                                          Mill Valley, California  94941